FORM 51-102F3
Securities Act (Ontario)

MATERIAL CHANGE REPORT

  Reporting Issuer

  Decoma International Inc.
  50 Casmir Court
  Concord, ON
  L4K 4J5

  Date of Material Change

  January 13, 2005

  Press Release

  A press release was issued in Toronto, Ontario on January 13, 2005, attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities and to The Toronto Stock Exchange via SEDAR, to NASDAQ and the United States Securities and Exchange Commission under a Form 6-K via EDGAR, and to Canada NewsWire for publication and dissemination through its Basic North American Disclosure Network (English), its Metro New York Network and UK IRW Network.

  Summary of Material Change

  On January 13, 2005, Decoma International Inc. ("Decoma") and Magna International Inc. ("Magna") jointly announced that they had entered into a definitive arrangement agreement by which Magna would acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, to be carried out by way of a court-approved plan of arrangement under Ontario Law. This agreement results from the proposal by Magna to privatize Decoma which was previously announced on October 25, 2004.

  Full Description of Material Change

  Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares on the Toronto Stock Exchange over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn$150 million. If shareholders of Decoma elect to receive cash in excess of Cdn$150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

  The Decoma Board of Directors approved the arrangement agreement following the report and favourable recommendation of its Special Committee of independent directors established to review and consider the arrangement. In doing so, the Decoma Board determined that the arrangement is in the best interests of Decoma and and its shareholders, and authorized the submission of the arrangement to holders of Decoma Class A Subordinate Voting Shares for their approval as required under applicable law. Scotia Capital Inc. ("Scotia"), the independent valuator and financial adviser to the Special Committee, concluded that, as at the close of markets on January 12, 2005, the consideration being offered to holders of Decoma Class A Subordinte Voting Shares under the arrangement is fair, from a financial point of view, to the minority holders of Decoma Class A Subordinate Voting Shares.

  Decoma's financial results for the fourth quarter of 2004 have yet to be finalized. Decoma's preliminary assessments indicate that certain of its European facilities incurred aggregate operating losses (before the previously announced write downs at Prometall and Decotrim), of between US$32 and 36 million in the fourth quarter of 2004. Losses from these facilities in the third quarter of 2004 were approximately US$17 million.

  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

  Not applicable.

  Omitted Information

  Not applicable.

  Executive Officer

  For further information please contact Mr. S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, at (905) 669-2888.

  Date of Report

  January 21, 2005.

DECOMA INTERNATIONAL INC.
signed "R.D. Benson" per:___________________________ R. David Benson Executive Vice-President, Secretary and General Counsel

SCHEDULE "A"

MAGNA INTERNATIONAL INC. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 tel: 905-726-7100 fax: 905-726-7164
DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075

JOINT PRESS RELEASE

MAGNA AND DECOMA ANNOUNCE AGREEMENT FOR PRIVATIZATION OF DECOMA AND INCREASED LOSSES FOR DECOMA IN EUROPE

Concord, Ontario, January 13, 2005 . . . Magna International Inc. (TSX:MG.SV.A, MG.MV.B; NYSE:MGA) ("Magna") and Decoma International Inc. (TSX:DEC.SV.A; NASDAQ:DECA) ("Decoma") today jointly announced that they have entered into a definitive arrangement agreement by which Magna would acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, to be carried out by way of a court-approved plan of arrangement under Ontario law. This proposal by Magna to privatize Decoma was previously announced on October 25, 2004.

Under the terms of the arrangement agreement, shareholders of Decoma will receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder of Decoma, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares on the Toronto Stock Exchange over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders will be capped at Cdn$150 million. If shareholders of Decoma elect to receive cash in excess of Cdn$150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

The Decoma Board of Directors approved the arrangement agreement following the report and favourable recommendation of its Special Committee of independent directors established to review and consider the arrangement. In doing so, the Decoma Board determined that the arrangement is in the best interests of Decoma and its shareholders, and authorized the submission of the arrangement to holders of Decoma Class A Subordinate Voting Shares for their approval as required under applicable law. Scotia Capital Inc. ("Scotia"), the independent valuator and financial adviser to the Special Committee, concluded that, as at the close of markets on January 12, 2005, the consideration being offered to holders of Decoma Class A Subordinate Voting Shares under the arrangement is fair, from a financial point of view, to the minority holders of Decoma Class A Subordinate Voting Shares. A copy of the Scotia valuation and fairness opinion, the factors considered by the Special Committee and Decoma's Board and other relevant background information will be included in the management information circular/proxy statement that will be sent to holders of Decoma Class A Subordinate Voting Shares in connection with the special meeting to be called to consider the arrangement.

Decoma has set a record date of January 25, 2005 for shareholders entitled to receive notice of the special meeting. Subject to court approval, Decoma expects to hold the special meeting on February 24, 2005 in Toronto and expects that the arrangement, if approved, will become effective on March 6, 2005. The arrangement will require approval of two-thirds of the votes cast by holders of Decoma Class A Subordinate Voting Shares and Decoma Class B Shares, with each class voting separately. The arrangement also requires the approval of a simple majority of the votes cast by the minority holder of Decoma Class A Subordinate Voting Shares. Magna, and parties related to Magna, including its directors and senior officers, may not vote their Decoma Class A Subordinate Voting Shares for the purposes of this "majority of the minority" approval requirement.

Decoma also announced today it has experienced higher than anticipated fourth quarter 2004 operating losses at certain of its European facilities.

Decoma had previously disclosed performance issues and operating losses it was experiencing at its Prometall, Decotrim and Belplas European facilities. Although financial results for the fourth quarter of 2004 have yet to be finalized, Decoma's preliminary assessments indicate that these facilities incurred aggregate operating losses (before the previously announced write downs at Prometall and Decotrim), of between US$32 and 36 million in the fourth quarter of 2004. Losses from these facilities in the third quarter of 2004 were approximately US$17 million.

The increased losses arose primarily at its Belplas facility where launch issues related to various fascia programs and high scrap rates negatively impacted the facility's performance to a degree higher than previously anticipated. To a lesser extent, the Decotrim and Prometall facilities have also performed below prior expectations. Remedial actions are ongoing at each of these facilities. Further information regarding these matters will be provided in the Decoma's 2004 financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for the period.

In connection with the losses described above, Magna also announced today that Decoma's fourth quarter operating losses are expected to negatively impact Magna's diluted earnings per share for the fourth quarter of 2004 by between US$0.19 and US$0.21.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 52 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc., a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

This press release may contain "forward looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of both Magna and Decoma, these factors principally relate to the risks associated with the automotive industry and include the risks, assumptions, uncertainties and other factors listed in Item 3 "Description of Business - Risk Factors" in Magna's Annual Information Form attached as Exhibit 1 to Magna's Annual Report on Form 40-F for the year ended December 31, 2003, and other factors listed in Decoma's Annual Information Form attached as Exhibit 1 to Decoma's Annual Report on Form 40-F for the year ended December 31, 2003, each filed with the Ontario Securities Commission and the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Magna and Decoma do not intend, nor do Magna and Decoma undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information about this press release, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100, and S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Magna, please visit the Company's website at www.magna.com. For further information about Decoma, please visit the Company's website at www.decoma.com.